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                 November 16, 2021

       Domenic Dell'Osso, Jr
       President, Chief Executive Officer and Chief Financial Officer CHESAPEAKE ENERGY CORP
       6100 North Western Avenue
       Oklahoma City, Oklahoma 73118

                                                        Re: CHESAPEAKE ENERGY
CORP
                                                            Registration
Statement on Form S-3
                                                            Filed November 5,
2021
                                                            File No. 333-260833

       Dear Mr. Dell'Osso:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at 202-551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Kevin Richardson